SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31697; File No. 812-13875-47]

Cash Trust Series, Inc., et al.; Notice of Application

June 24, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act.

Summary of the Application: Applicants request an order ("Order") that would permit certain registered management investment companies to engage in certain primary and secondary market transactions in fixed-income securities (the "Securities Transactions") on a principal basis with certain broker-dealers and banks that are affiliated persons of the registered management investment companies solely by virtue of non-controlling ownership interests in such investment companies.

Applicants: Cash Trust Series, Inc., Federated Adjustable Rate Securities Fund, Federated Core Trust, Federated Core Trust II, L.P., Federated Core Trust III, Federated Enhanced Treasury Income Fund, Federated Equity Funds, Federated Equity Income Fund, Inc., Federated Fixed Income Securities, Inc., Federated Global Allocation Fund, Federated Government Income Securities, Inc., Federated Government Income Trust, Federated High Income Bond Fund, Inc., Federated High Yield Trust, Federated Income Securities Trust, Federated Index Trust, Federated Institutional Trust, Federated Insurance Series, Federated International Series, Inc., Federated Investment Series Funds, Inc., Federated MDT Series, Federated MDT Stock Trust, Federated Managed Pool Series, Federated Municipal Securities Fund, Inc., Federated Municipal Securities Income Trust, Federated Premier Intermediate Municipal Income Fund, Federated

Premier Municipal Income Fund, Federated Short-Intermediate Duration Municipal Trust,

Federated Total Return Government Bond Fund, Federated Total Return Series, Inc., Federated

U.S. Government Securities Fund: 1-3 Years, Federated U.S. Government Securities Fund: 2-5

Years, Federated World Investment Series, Inc., Intermediate Municipal Trust, Edward Jones

Money Market Fund, Money Market Obligations Trust (each such registered management

investment company or series thereof, a "Federated Fund"); Federated Advisory Services

Company, Federated Equity Management Company of Pennsylvania, Federated Global

Investment Management Corp., Federated Investment Counseling, Federated Investment

Management Company, Federated MDTA LLC, Passport Research, Ltd., Federated Securities

Corp. (each, an Adviser, and collectively, the "Advisers") and any other registered management

investment company or series thereof for which a person controlling, controlled by, or under

common control with Federated Investors, Inc., a Pennsylvania corporation ("Federated"), serves

as investment adviser (included in the term "Adviser," and any such company or series thereof,

together with the Federated Funds, the "Funds," and individually, a "Fund").[1]

Filing Dates: The application was filed on March 1, 2011 and amended on August 29, 2011,

July 3, 2012, December 7, 2012, August 29, 2013, June 15, 2015 and June 22, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by

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[1]   All entities that currently intend to rely on the requested Order are named as applicants. Any
other entity that relies on the Order in the future will comply with the terms and conditions of the
application. No Fund may rely on the requested Order unless the Adviser serves as the primary
investment adviser to such Fund. On October 27, 1993, the Commission issued an exemptive order under
section 17(b) of the Act permitting the Funds to engage in transactions with certain affiliated banks (A.T.
Ohio Tax-Free Money Fund, et al., Investment Company Act Release Nos. 19737 (Sept. 28, 1993)
(notice) and 19816 (Oct. 27, 1993) (order)) ("1993 Order"). The Order sought herein would not
supersede the 1993 Order.

mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 17, 2015,

and should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, c/o Peter Germain, Federated Investors, Inc.,

Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations

     1.   Each Fund is an open-end or closed-end management investment company

registered under the Act and is organized as a statutory trust, business trust, or corporation under

the laws of Delaware, Maryland, or Massachusetts. The Funds have a variety of investment

objectives, but each may invest a portion of its assets in fixed-income securities. The fixed-

income securities in which the Funds may invest include, but are not limited to, government

securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate issues and syndicated loans, as the Funds' respective investment objectives, policies and restrictions allow.

2. The Advisers are direct or indirect wholly-owned subsidiaries of Federated. Each Adviser is registered as an investment adviser under the Investment Advisers Act of 1940. The Advisers act as investment advisers to the Funds and may supervise one or more sub-advisers with respect to certain Funds.

3. Applicants state that, because of consolidation in the financial services industry, combined with an increase in fund industry assets, a few major broker-dealers account for a large percentage of the market share in trading in fixed-income securities. Applicants state that the decline in the number of broker-dealers and banks trading in the fixed-income securities in which the Funds seek to invest and the increasing importance of the few remaining institutions have increased the importance to the Funds of their relationships with such entities. For example, applicants state that, for the period January 1, 2014 through December 31, 2014, there were eighty-six underwriters in the U.S. high yield bond market and that the applicants currently trade with each of the top ten underwriters in this market: JP Morgan, Bank of America Merrill Lynch, Citigroup, Goldman Sachs, Morgan Stanley, Barclays, Wells Fargo, Credit Suisse, RBC and Deutsche Bank. These entities accounted for 80.2% of the market share for this period. The Funds also invest in money market instruments issued by these dealers. For example, during 2014, Federated estimates that Barclays, Deutsche Bank, JP Morgan, HSBC and RBC issued over 9% of the financial commercial paper. In addition, as of January 30, 2015, applicants stated that eleven banks or broker-dealers that were part of Federated's top fifteen dealers in 2014 maintained customer accounts in one or more of the Funds and that the percentage of outstanding voting securities held by each of these entities could rise above 5% of a Fund's outstanding

shares at any time. Therefore, applicants state that the Funds are constantly at risk of being prevented from trading with the most significant dealers in the fixed-income markets due to circumstances that they cannot effectively control.

4.   Applicants assert that the inability of the Funds to execute Securities Transactions (as defined below) with Affiliated Dealers (defined below) would significantly limit the number of broker-dealers and banks available to the Funds, the universe of underwritings in which the Funds may participate, and the Securities Transactions in which the Funds may engage. Applicants state that the inability to effect Securities Transactions with Affiliated Dealers would impair an Advisers' flexibility in portfolio management and the ability of the Funds to purchase and sell portfolio securities, to the detriment of their shareholders.

5.   Therefore, applicants request the Order pursuant to sections 6(c) and 17(b) of the Act exempting from section 17(a) of the Act[2] Securities Transactions entered into in the ordinary course of business by a Fund with an Affiliated Dealer under the circumstances, terms and conditions set forth in the application. "Securities Transactions" for purposes of the Order are primary and secondary market transactions in fixed-income securities[3] executed on a principal basis between the Funds and Affiliated Dealers. An "Affiliated Dealer" includes any person, or any affiliated person of a person ("second-tier affiliate"), who is an affiliated person of a Fund solely because such person, directly or indirectly, owns, controls or holds with power to vote five percent (5%) or more of the outstanding voting securities of a Fund and such person or affiliated person thereof is a (a) broker-dealer registered under the Securities Exchange Act of 1934 (the

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[2]   Applicants are not seeking any relief from section 10(f), 17(d) or 17(e) of the Act or rules 17d-1 and 17e-1 thereunder.

[3]   Fixed-income securities for purposes of the Order include interests in syndicated loans, as well as convertible bonds and convertible preferred stock.

"1934 Act") or (b) bank excepted from the definition of broker and dealer pursuant to Sections

3(a)(4)(B) and 3(a)(5)(C) of the 1934 Act and therefore not required to register as a broker or

dealer under the 1934 Act.[4] The requested relief would not extend to primary market Securities

Transactions in fixed-income securities, other than repurchase agreements and other fixed-

income securities that are "Eligible Securities" as defined in rule 2a-7 under the Act, of which

the Affiliated Dealer, or any entity controlling, controlled by or under common control with the

Affiliated Dealer (such entity, a "Control Affiliate"), is the primary obligor.

6.   Applicants state that all Securities Transactions will originate with the purchasing

Fund or its Adviser on behalf of the Fund. No Affiliated Dealer will seek to influence the choice

of a broker or dealer for any Securities Transaction by a Fund. An Affiliated Dealer's

participation in any Securities Transaction will be limited to the normal course of sales activities

of the same nature that are being carried out during the same period with respect to unaffiliated

institutional clients of the Affiliated Dealer.

7.   Applicants represent that there is not, and will not be, any express or implied

understanding between the Advisers and any Affiliated Dealer that will cause a Fund to enter

into Securities Transactions or give preference to the Affiliated Dealer in effecting such

transactions between the Funds and the Affiliated Dealer.

Applicants' Legal Analysis

1.   Section 17(a) of the Act, in relevant part, prohibits an affiliated person of a

registered investment company, or an affiliated person of such person, acting as principal, from

selling to or purchasing from such company any security or other property and from borrowing

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[4]   No director, officer or employee of the Funds or the Advisers is or will be a director, officer or
employee of an Affiliated Dealer. Additionally, the Chairman of the Funds' board of directors or trustees
("Board") is not an interested person of the Funds, as defined in section 2(a)(19) of the Act, and seven of
the nine members of the Funds' Board are independent trustees or directors.

money or other property from such company. Section 17(b) of the Act authorizes the Commission to exempt a transaction from section 17(a) of the Act if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned and the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

      2.   Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

      3.   Section 2(a)(3) of the Act, in relevant part, defines "affiliated person" of another person to include: (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; and (c) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

      4.   Section 2(a)(9) of the Act, in relevant part, defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." Section 2(a)(9) also provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to

control such company, and that any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company.

5.   Applicants state that if a bank or broker-dealer acquires five percent or more of the outstanding voting securities of a Fund, the bank or broker-dealer would become an affiliated person of the Fund and a second-tier affiliate of the other Funds within the meaning of section 2(a)(3) of the Act (by virtue of the Funds' being under the common control of the Advisers or common directors or officers).

6.   Applicants submit that the primary purpose of section 17(a) is to prevent a person with the power to control or influence a registered investment company from engaging in self-dealing or overreaching, to the detriment of the investment company's shareholders. Applicants submit that the policies which section 17(a) of the Act was meant to further are not implicated in the context of the requested Order because the Affiliated Dealers are not in a position to cause a Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the Advisers on behalf of the Funds. Applicants state that, as a result, no Affiliated Dealer is in a position to cause a Fund to enter into Securities Transactions that are not in the best interests of the Fund and its shareholders. Applicants also state that there will be no conflict of interest associated with an Adviser's decision to engage in a Securities Transaction with an Affiliated Dealer on behalf of a Fund. Applicants further submit that the conditions to the requested Order provide further protections against any possibility of self-dealing or overreaching by the Affiliated Dealers. Therefore, applicants submit that the requested Order satisfies the statutory standards for relief.

Applicants' Conditions

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

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A. Structural

1.　No Fund will engage in Securities Transactions in reliance on the requested Order with any Affiliated Dealer which controls any Fund, within the meaning of section 2(a)(9) of the Act, or with any Affiliated Dealer that is an affiliated person of such Affiliated Dealer.

2.　An Affiliated Dealer's participation in any Securities Transaction will be limited to the normal course of sales activities of the same nature that are being carried out during the same period with respect to unaffiliated institutional customers of the Affiliated Dealer. In particular, no Adviser will directly or indirectly consult with any Affiliated Dealer concerning Securities Transactions, or the selection of a broker or dealer for any Securities Transaction placed or to be placed on behalf of a Fund. No Affiliated Dealer will seek to influence the choice of broker or dealer for any Securities Transaction by a Fund.

3.　The Compliance Department of the Advisers will prepare guidelines for their respective personnel to make certain that Securities Transactions effected pursuant to the Order comply with its terms and conditions, and that the Advisers maintain an arm's-length relationship with the Affiliated Dealers. The Compliance Department of the Advisers will monitor periodically the activities of the Advisers to make certain that the terms and conditions of the Order are met.

4.　Each Fund's Board will annually determine whether the level of Securities Transactions executed with Affiliated Dealers is appropriate based upon its review, without limitation, of the following materials to be prepared by the Advisers:

(a)　a report on the Affiliated Dealers' market share in fixed-income securities for the previous twelve (12) months; and

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(b) a memorandum explaining why continued reliance on the Order is in the best

interests of the Funds. Such memorandum will discuss the findings of the Fixed

Income Brokerage Practices Committee which reviews broker performance and

execution on a quarterly basis. Such memorandum will also include an analysis of

the current fixed-income securities markets and such other materials as the Board

may request in order to aid it in its review, including, but not limited to, data

showing that the exclusion of the Affiliated Dealers would deny the Funds

opportunities for investment and improved execution.

Based on such report and memorandum, without limitation, the Board will further,

in a separate determination, consider annually whether continued reliance by the

Funds on the Order is appropriate for each category of fixed-income securities (such

categories to be reasonably defined by the Advisers), as evidenced by the aggregate

market share of the Affiliated Dealers in each such category, among other things.

B. Transactional

With respect to each Securities Transaction entered into or effected pursuant to the Order:

5. Each Fund's Board, including a majority of the disinterested Board members

("Necessary Majority"), will approve, and the Fund will implement, procedures governing all

Securities Transactions pursuant to the Order and the Fund's Board will no less frequently than

quarterly review all such Securities Transactions and receive and review a report (the "Report")

of those Securities Transactions. The Report will be prepared by the Fund's Adviser, and

reviewed and approved by the Fund's Chief Compliance Officer, will indicate for each Securities

Transaction that the terms and conditions of the Order have been satisfied, and will include a

discussion of any significant changes in the volume, type or terms of Securities Transactions between the relevant Fund and the Affiliated Dealer, the reasons for these changes, and a determination that such changes are legitimate.

6.   For each Securities Transaction, the Advisers will adhere to a "best execution" standard, will consider only the interests of the Fund, and will not take into account the impact of the Fund's investment decision on the Affiliated Dealer. Before entering into any Securities Transaction, the Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders.

7.   A primary market Securities Transaction will not involve the purchase of a fixed-income security of which the Affiliated Dealer to the transaction, or one of its Control Affiliates, is the primary obligor, unless the transaction is for repurchase agreements or Eligible Securities, and such Affiliated Dealer, and any of its Control Affiliates, does not hold 5% or more of the outstanding voting securities of a Fund defined as a "Money Market Fund" in the General Instructions to Form N-1A, which holds itself out as a money market fund and meets the maturity, quality, and diversification requirements of rule 2a-7 under the Act.

8.   The Advisers to the Funds will maintain a credit committee for Eligible Securities and an execution assessment committee for trading in fixed-income securities. A Fund may purchase from an Affiliated Dealer an Eligible Security for which the Affiliated Dealer or a Control Affiliate is the primary obligor only if (a) the credit committee has determined that the Affiliated Dealer's or the Control Affiliate's primary obligations, or if the Eligible Security is guaranteed by another entity, the other entity's obligations, present minimal credit risks, as currently required by rule 2a-7(c) under the Act and (b) the execution assessment committee reviews the terms of the purchase at its next regular meeting and addresses any concerns regarding the terms of purchase, including whether the Funds may engage in future Eligible

Securities transactions with such Affiliated Dealer. The Advisers' Compliance Department will monitor the meetings of the credit and execution assessment committees and will include the committees' determinations in the Report provided to the Board.

9. Each Fund will (a) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (b) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Securities Transaction in which the Fund's Adviser knows that both an Affiliated Dealer and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold by the Fund, a description of the Affiliated Dealer's, or the Affiliated Dealer's affiliated person's, interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that such transaction was made in accordance with the procedures set forth above and conditions in the application.

10. Except as otherwise provided below, before any secondary market principal transaction is entered into between a Fund and an Affiliated Dealer, the Fund's Adviser will obtain a competitive quotation for the same securities (or in the case of securities for which quotations for the same securities are not available, a competitive quotation for Comparable Securities[5]) from at least two dealers that are not affiliated persons of the Affiliated Dealer or the Adviser and that are in a position to quote favorable market prices, except that if, after reasonable efforts, quotations are unavailable from two such dealers, only one other competitive

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[5]   The term "Comparable Securities" refers to securities with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the securities) as the securities to be purchased or sold.

quotation is required. For each such transaction, the Adviser will determine, based upon the quotations and such other relevant information (such as available transaction prices and any other information regarding the value of the securities) as is reasonably available to the Adviser, that the price available from the Affiliated Dealer is at least as favorable as that available from other sources.

(a)   With respect to each such transaction involving repurchase agreements, a Fund will enter into such agreements only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the exemption, the Fund or the Adviser will obtain competitive quotations with respect to repurchase agreements comparable to the type of repurchase agreement involved from at least two dealers that are not affiliated persons of the Affiliated Dealer or the Adviser, except that if, after reasonable efforts, quotations are unavailable from two such dealers, only one other competitive quotation is required.

(b)   With respect to each such transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser, that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

11.   Except as otherwise provided below, with respect to securities offered in a primary market underwritten transaction a Fund will undertake such purchase from the Affiliated

Dealer only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the securities were purchased at a price that is no more than the price paid by each other purchaser of securities from the Affiliated Dealer or other members of the underwriting syndicate in that offering or in any concurrent offering of the securities, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer).

12.　　With respect to a primary market transaction in which an Affiliated Dealer offers as principal fixed-income securities on a continuing, rather than a fixed, basis a Fund will enter into such transactions only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the yield on such fixed-income securities is at least equal to the yield of Comparable Securities at that time. Before any such fixed-income securities are purchased pursuant to the Order, the Fund or the Adviser will obtain competitive quotations with respect to yields on fixed-income securities comparable to the type of fixed-income securities involved from at least two dealers that are not affiliated persons of the Affiliated Dealer or the Adviser, and that are in a position to quote favorable market yields, except that if, after reasonable efforts, quotations are unavailable from two such dealers, only one other competitive quotation is required.

13.　　Prior to entering into a Securities Transaction with an Affiliated Dealer, the Fund's Adviser will determine that the Fund needs the ability to transact with the Affiliated Dealer based upon a reasonable determination:

(a)　that the Fund could not obtain as favorable an execution for the Security Transaction by trading with an unaffiliated dealer; and

(b)   that there is no similar investment opportunity suitable for and more

advantageous to the Fund that could be obtained from an unaffiliated dealer.

14.   The commission, fee, spread, or other remuneration to be received by an Affiliated Dealer will be reasonable and fair compared to the commission, fee, spread, or other remuneration received by other persons in connection with comparable transactions involving similar securities being purchased and sold during a comparable period of time.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary